UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

______________________

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

______________________

SONAE, SGPS, S.A.

SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

______________________

ORDINARY SHARES

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

______________________

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

______________________

Andre Sousa Sonae, SGPS, S.A.	Luisa Ferriera Sonaecom, SGPS, S.A.
Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Rua Henrique PousAo, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(I)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12: EXHIBITS

(a)(5)(i)

English translation and original Portuguese text of an announcement released by the Board of Directors of Sonaecom, SGPS, S.A. on October 26, 2006 approving a share capital increase of the company relating to the offer for Portugal Telecom, SGPS, S.A.